United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

BeyondSpring Inc.
 (Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G10830100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G10830100		Page 2 of 5
1	NAMES OF REPORTING PERSONS
Shenzhen Sangel Capital Management Limited Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,661,050(1)

	6	SHARED VOTING POWER
444,444(2)

	7	SOLE DISPOSITIVE POWER
1,661,050

	8	SHARED DISPOSITIVE POWER
444,444(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,105,494(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.34%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 800,000 ordinary shares of BeyondSpring Inc., par value $0.0001 per share (“Ordinary Shares”), owned directly by Beijing Sangel Fang Sheng Venture Capital (Limited Partnership), 300,000 Ordinary Shares owned directly by Shenzhen Sangel Jing Rui Venture Capital (Limited Partnership), 200,000 Ordinary Shares owned directly by Shenzhen Sangel Sino-Euro Venture Capital (Limited Partnership) and 361,050 Ordinary Shares owned directly by Sangel Star Biomedical Fund LP.  Shenzhen Sangel Capital Management Limited Company (the “Reporting Person”) is the sole general partner of each of Beijing Sangel Fang Sheng Venture Capital (Limited Partnership), Shenzhen Sangel Jing Rui Venture Capital (Limited Partnership) and Shenzhen Sangel Sino-Euro Venture Capital (Limited Partnership), and the Reporting Person is an affiliate of Sangel Star Biomedical Fund LP.

(2)
Includes 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) (“Beijing Huarong Sangel”).  The Reporting Person and Huarong Tianze Investments Limited (“Huarong Tianze”) are the general partners of Beijing Huarong Sangel.

Huarong Tianze has separately filed a Schedule 13G on the date hereof, pursuant to which Huarong Tianze has also reported that it may be deemed to be the indirect beneficial owner of the 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel.

SCHEDULE 13G
CUSIP No. G10830100		Page 3 of 5
Item 1(a)	Name of Issuer:

BeyondSpring Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

28 Liberty Street, 39th Floor
New York, New York 10005

Item 2(a)	Names of Persons Filing:

This Schedule 13G is being filed by and on behalf of Shenzhen Sangel Capital Management Limited Company (the “Reporting Person”).

Item 2(b)	Address of principal business office or, if none, residence:

c/o BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, NY 10005

Item 2(c)	Citizenship:

China

Item 2(d)	Title of class of securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)

Item 2(e)	CUSIP No.:

G10830100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

SCHEDULE 13G
CUSIP No. G10830100		Page 4 of 5
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

(a)	Amount beneficially owned: 2,105,494
(b)	Percent of class: 9.34%
(c)	Number of shares to which the person has:
	(i)	Sole Voting Power:	1,661,050
	(ii)	Shared Voting Power:	444,444
	(iii)	Sole Dispositive Power:	1,661,050
	(iv)	Shared Dispositive Power:	444,444

The Ordinary Shares reported above include 800,000 Ordinary Shares owned directly by Beijing Sangel Fang Sheng Venture Capital (Limited Partnership) (“Beijing Sangel”), 300,000 Ordinary Shares owned directly by Shenzhen Sangel Jing Rui Venture Capital (Limited Partnership) (“Shenzhen Sangel Jing”), 200,000 Ordinary Shares owned directly by Shenzhen Sangel Sino-Euro Venture Capital (Limited Partnership) (“Shenzhen Sangel Sino”) and 361,050 Ordinary Shares owned directly by Sangel Star Biomedical Fund LP (“Sangel Star Biomedical”).  The Reporting Person is the sole general partner of each of Beijing Sangel, Shenzhen Sangel Jing and Shenzhen Sangel Sino, and the Reporting Person is an affiliate of Sangel Star Biomedical and, as such, has the ability to direct the management of the business of each of Beijing Sangel, Shenzhen Sangel Jing, Shenzhen Sangel Sino and Sangel Star Biomedical, including the power to direct decisions regarding the vote and disposition of securities held by each of Beijing Sangel, Shenzhen Sangel Jing, Shenzhen Sangel Sino and Sangel Star Biomedical; therefore, the Reporting Person may be deemed to have indirect beneficial ownership of the Ordinary Shares held by each of Beijing Sangel, Shenzhen Sangel Jing, Shenzhen Sangel Sino and Sangel Star Biomedical.

The Ordinary Shares reported above include 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) (“Beijing Huarong Sangel”).  The Reporting Person and Huarong Tianze Investments Limited (“Huarong Tianze”) are the general partners of Beijing Huarong Sangel and share the ability to direct the management of the business of Beijing Huarong Sangel, including the power to direct decisions regarding the vote and disposition of securities held Beijing Huarong Sangel; therefore, the Reporting Person and Huarong Tianze may each be deemed to have indirect beneficial ownership of the Ordinary Shares held by Beijing Huarong Sangel.

SCHEDULE 13G
CUSIP No. G10830100		Page 5 of 5
Huarong Tianze has filed a separate Schedule 13G on the date hereof, pursuant to which Huarong Tianze has also reported that it may be deemed to be the indirect beneficial owner of the 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel.

The percentages used in this Schedule 13G are calculated based upon the Issuer’s 22,530,702 issued and outstanding Ordinary Shares as of February 12, 2018, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Shenzhen Sangel Capital Management Limited Company

	By:	/s/ Mulong Liu
	Name:	Mulong Liu
	Title:	Legal Representative